Exhibit 99.1

Third Quarter 2010 Earnings Report	NOVA Chemicals Corporation
1000 Seventh Avenue S.W.
Calgary, Alberta
Canada T2P 5L5

www.novachemicals.com
	403.750.3600	tel
	403.269.7410	fax

All financial information is in U.S. dollars unless otherwise indicated.  Unless otherwise indicated or required by the context, as used in this earnings report, the terms “NOVA Chemicals,” “the Company,” “we,” “our” and “us” refer to NOVA Chemicals Corporation and all of its subsidiaries and joint ventures that are consolidated under Canadian generally accepted accounting principles.

Third Quarter 2010 Results

In the third quarter of 2010, we generated net income of $54 million compared to a net loss of $19 million for the period July 6 to September 30, 2009 and a net loss of $33 million for the period July 1 to July 5, 2009.  For the nine months ended September 30, 2010, we generated net income of $199 million compared to a net loss of $19 million for the period July 6 to September 30, 2009 and a net loss of $239 million for the period January 1 to July 5, 2009.  The year-over-year improvement during these periods was primarily due to higher margins and improved demand for our products.

The Olefins/Polyolefins business unit generated $139 million of operating income in the third quarter of 2010 compared to operating income of $112 million in the period July 6 to September 30, 2009 and no operating income in the period July 1 to July 5, 2009.  For the nine months ended September 30, 2010, the business unit generated operating income of $576 million compared to operating income of $112 million for the period July 6 to September 30, 2009 and $43 million for the period January 1 to July 5, 2009.  The improvement during these periods was due to selling prices increasing more than feedstock costs, and improved demand.

Our 50% share of the INEOS NOVA joint venture’s operating income was $17 million in the third quarter of 2010 compared to operating income of $5 million in the period July 6 to September 30, 2009 and no operating income in the period July 1 to July 5, 2009.  For the nine months ended September 30, 2010, our 50% share of the joint venture’s operating income was $28 million versus operating income of $5 million for the period July 6 to September 30, 2009 and $6 million for the period January 1 to July 5, 2009.  The improvement during these periods was mainly due to improved margins.

The Performance Styrenics segment reported operating income from continuing operations of $2 million in the third quarter of 2010 compared to operating income from continuing operations of $4 million in the period July 6 to September 30, 2009 and no operating income from continuing operations in the period July 1 to July 5, 2009.  For the nine months ended September 30, 2010, the segment had $1 million operating income from continuing operations compared to operating income from continuing operations of $4 million in the period July 6 to September 30, 2009 and an operating loss from continuing operations of $19 million for the period January 1 to July 5, 2009.  Lower operating costs attributed to our 2009 restructuring led to improvement in the periods, while higher feedstock costs negatively impacted the third quarter of 2010.

Highlights

•

On October 31, 2010, we and INEOS entered into an agreement providing for the acquisition by INEOS of 100% of our equity interest in the INEOS NOVA joint venture.  We expect the transaction to close in the first quarter of 2011, subject to receipt of regulatory approvals, required consents and other customary closing conditions.

•	On August 30, 2010, we repaid our Canadian $250 million 7.85% notes using cash-on-hand.
•	On September 8, 2010, we entered into a new bilateral credit facility for $100 million with a maturity date of September 20, 2015.
•	On October 28, 2010 we amended our senior secured revolving credit facility to extend the maturity date one year to November 17, 2013 and to increase the size from $350 million to $425 million.

Basis of Presentation

The accompanying financial highlights and Consolidated Financial Statements are presented for two periods:  Predecessor and Successor, which relate to the periods preceding and succeeding July 6, 2009, the date of completion of the acquisition by International Petroleum Investment Company (IPIC) of all our issued and outstanding common stock.  Refer to the annual financial statements in our 2009 annual report on Form 20-F for further details.

Our building and construction businesses, collectively referred to as SYNTHEON, are included in our Performance Styrenics segment, and are currently reported as held for sale.  Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented.  See Note 2 of the Consolidated Financial Statements for more details.

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with our other interim and annual financial statements and our 2009 annual report on Form 20-F.

	Three Months Ended			Nine Months Ended
	Sep. 30 2010	Jul. 6–Sep. 30 2009 Restated (1)	Jul. 1–Jul. 5 2009 Restated (1)	Sep. 30 2010	Jul. 6–Sep. 30 2009 Restated (1)	Jan. 1–Jul. 5 2009 Restated (1)
(millions of U.S. dollars)	Successor		Predecessor	Successor		Predecessor
Revenue from continuing operations	$1,388	$1,049	$48	$4,359	$1,049	$1,859

Operating income (loss) from continuing operations (2)
Olefins/Polyolefins (3)	$139	$112	$—	$576	$112	$43
INEOS NOVA Joint Venture	17	5	—	28	5	6
Performance Styrenics	2	4	—	1	4	(19)
Operating income from the businesses from continuing operations (4)	158	121	—	605	121	30
Corporate costs from continuing operations	(28)	(101)	(45)	(116)	(101)	(236)
Operating income (loss) from continuing operations	$130	$20	$(45)	$489	$20	$(206)

Net income (loss) from continuing operations	$60	$(15)	$(33)	$210	$(15)	$(231)
Net income (loss)	$54	$(19)	$(33)	$199	$(19)	$(239)

Cash from (used in) operations of continuing operations	$77	$(34)	$(29)	$444	$(34)	$(251)

(1)	Restated for discontinued operations. See Note 2 of the Consolidated Financial Statements.
(2)	Net income (loss) from continuing operations before interest expense, income taxes and other gains and losses (see Supplemental Measures).
(3)	Olefins/Polyolefins consists of the Joffre Olefins, Corunna Olefins and Polyethylene segments.
(4)	See Supplemental Measures.

Review of Business Results

OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights

	Three Months Ended			Nine Months Ended
	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jul. 1–Jul. 5 2009	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jan. 1–Jul. 5 2009
(millions of U.S. dollars, except as noted)	Successor		Predecessor	Successor		Predecessor
Revenue	$1,005	$714	$34	$3,205	$714	$1,258

Depreciation	$64	$63	$—	$177	$63	$102
Operating income (loss) (1)
Joffre Olefins	$69	$57	$—	$288	$57	$87
Corunna Olefins	8	(23)	—	120	(23)	(78)
Polyethylene	55	75	—	178	75	42
Eliminations	7	3	—	(10)	3	(8)
Total operating income	$139	$112	$—	$576	$112	$43

Capital spending	$37	$20	$—	$82	$20	$35

Polyethylene sales volumes (millions of pounds)(2)	821	747	—	2,371	747	1,536

(1)	See Supplemental Measures.
(2)	Third-party sales.

Average Benchmark Prices (1)

	Three Month Average		Nine Month Average
(U.S. dollars per pound, except as noted)	Sep. 30 2010	Sep. 30 2009	Sep. 30 2010	Sep. 30 2009
Principal Products:
Ethylene (2)	$0.38	$0.32	$0.45	$0.32
Polyethylene – linear low-density butene liner (3)	$0.61	$0.55	$0.64	$0.51
Polyethylene – weighted-average benchmark (3)	$0.63	$0.58	$0.67	$0.55
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$3.41	$2.68	$3.98	$3.20
NYMEX natural gas (dollars per mmBTU) (4)	$4.41	$3.41	$4.62	$3.96
WTI crude oil (dollars per barrel) (5)	$76.20	$68.30	$77.65	$57.00

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2)	Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast Net Transaction Price.
(3)	Source. Townsend Polymer Services and Information. Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.
(4)	Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.
(5)	Source: Platt’s. NYMEX WTI daily spot-settled price average for calendar month.

Review of Operations

Operating income of $139 million in the third quarter of 2010 was higher than the operating income of $112 million reported in the period from July 6 to September 30, 2009 and no operating income reported in the period from July 1 to July 5, 2009. In the third quarter of 2010 compared to the 2009 periods, operating income in Joffre Olefins and Corunna Olefins increased as higher selling prices more than offset higher feedstock costs, while operating income for Polyethylene decreased primarily due to higher operating costs.

Operating income of $576 million in the nine months ended September 30, 2010 was significantly higher than operating income of $43 million reported in the period January 1 to July 5, 2009 and the $112 million reported in the period July 6 to September 30, 2009. The increases in the 2010 period compared to the periods last year were due to sales prices that increased more than feedstock prices.

Joffre Olefins

Third Quarter 2010 versus July 6, 2009 to September 30, 2009

Joffre Olefins reported operating income of $69 million in the third quarter of 2010, up from $57 million in the period July 6, 2009 to September 30, 2009, primarily due to selling prices that rose more than flow-through feedstock costs, which offset the slightly lower sales volumes.  The lower sales volumes were due to lower demand resulting from maintenance outages during the third quarter of 2010.  Industry average selling prices for ethylene were 19% higher in the third quarter of 2010, compared to the period one year ago.

We continue to expect the flows of natural gas across the Alberta border to decline in 2010 versus 2009, primarily due to increases in supply from regions outside of Alberta, Canada and low selling prices for natural gas in North America; however, flows in the third quarter were higher than expected and were primarily driven by high demand for electricity generation during the hotter than average summer weather in eastern North America.

Third Quarter 2010 versus July 1, 2009 to July 5, 2009

There was no operating income during the period in 2009 to compare to the third quarter of 2010 due to the short period.

Nine Months Ended September 30, 2010 versus July 6, 2009 to September 30, 2009

Joffre Olefins reported operating income of $288 million in the nine months ended September 30, 2010, up from $57 million in the period July 6 to September 30, 2009.  This improvement was primarily due to selling prices increasing more than feedstock costs, along with higher sales volumes due to the longer period and improved demand.

Nine Months Ended September 30, 2010 versus January 1, 2009 to July 5, 2009

Joffre Olefins reported operating income of $288 million in the nine months ended September 30, 2010, up from $87 million in the period January 1 to July 5, 2009.  This improvement was primarily due to selling prices increasing more than feedstock costs, along with higher sales volumes due to the longer period and improved demand.

Industry average prices for ethylene were 43% higher in the first nine months of 2010 compared to the first nine months of 2009.

Corunna Olefins

Third Quarter 2010 versus July 6, 2009 to September 30, 2009

Corunna Olefins reported operating income of $8 million in the third quarter of 2010, compared to an operating loss of $23 million in the period July 6, 2009 to September 30, 2009.  In the third quarter of 2010, operating income increased due to selling prices that rose more than feedstock costs, as well as higher sales volumes.

In the third quarter of 2010, average West Texas Intermediate (WTI) crude oil prices rose 12%compared to the period in 2009.  Average co-product prices were also higher in the third quarter of 2010 compared to the period in 2009.

Third Quarter 2010 versus July 1, 2009 to July 5, 2009

There was no operating income during the period in 2009 to compare to the third quarter of 2010 due to the short period.

Nine Months Ended September 30, 2010 versus July 6, 2009 to September 30, 2009

Corunna Olefins reported operating income of $120 million in the nine months ended September 30, 2010, compared to an operating loss of $23 million in the period July 6 to September 30, 2009. This improvement was primarily due to selling prices increasing more than feedstock costs, along with higher sales volumes due to the longer period and improved demand.

Nine Months Ended September 30, 2010 versus January 1, 2009 to July 5, 2009

Corunna Olefins reported operating income of $120 million in the nine months ended September 30, 2010, compared to an operating loss of $78 million in the period January 1 to July 5, 2009. This improvement was primarily due to selling prices increasing more than feedstock costs, as well as higher sales volumes due to the longer period and improved demand.

In the first nine months of 2010 average co-product prices increased more than 50% compared to the first nine months of 2009.

Polyethylene

Third Quarter 2010 versus July 6, 2009 to September 30, 2009

The Polyethylene segment reported operating income of $55 million in the third quarter of 2010, down from operating income of $75 million reported in the period July 6, 2009 to September 30, 2009, primarily due to feedstock costs increasing more than selling prices.

During June 2010, we successfully completed a planned turnaround of our PE2 polyethylene asset as part of our major turnaround schedule.  A few days after restart, in early July, an unexpected failure caused an unplanned shutdown of the line.  By the end of July, we corrected the problem and restarted the line, and it has run consistently since that time.

At the end of July, we began a planned shutdown of our low-density polyethylene (LDPE) production unit in Mooretown, Ontario to complete the installation and start-up of anew hyper-compressor.  Along with the ability to make new, higher-value LDPE product grades, we anticipate a capacity increase of approximately 50% for the line.  The line restarted in October 2010.

Polyethylene sales volume was 821 million pounds in the third quarter of 2010 which was up from 747 million pounds sold during the third quarter of 2009.  The average North American industry butene liner polyethylene price was 61¢ per pound in the third quarter of 2010, significantly higher than the 55¢ per pound average for the third quarter of 2009, according to Townsend Polymer Services and Information (TPSI).  Pricing declined slightly during the early part of the third quarter of 2010 followed by a 5¢ per pound price increase as of September 1, 2010.

Third Quarter 2010 versus July 1, 2009 to July 5, 2009

There was no operating income during the period in 2009 to compare to the third quarter of 2010 due to the short period.

Nine Months Ended September 30, 2010 versus July 6, 2009 to September 30, 2009

The Polyethylene segment reported operating income of $178 million in the nine months ended September 30, 2010, up from operating income of $75 million in the period July 6 to September 30, 2009.  This improvement was primarily due to selling prices increasing more than feedstock costs, along with higher sales volumes due to the longer period and improved demand.

Nine Months Ended September 30, 2010 versus January 1, 2009 to July 5, 2009

The Polyethylene segment reported operating income of $178 million in the nine months ended September 30, 2010, up from operating income of $42 million in the period January 1 to July 5, 2009.  This improvement was primarily due to selling prices increasing more than feedstock costs, as well as higher sales volumes due to the longer period and improved demand.

INEOS NOVA Joint Venture (1)

Financial Highlights

	Three Months Ended			Nine Months Ended
	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jul. 1–Jul. 5 2009	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jan. 1–Jul. 5 2009
(millions of U.S. dollars, except as noted)	Successor		Predecessor	Successor		Predecessor
Revenue	$368	$311	$12	$1,132	$311	$552

Depreciation	$1	$—	$—	$3	$—	$13

Operating income (2)	$17	$5	$—	$28	$5	$6

Capital spending	$3	$1	$—	$9	$1	$3

Sales volumes (millions of pounds) (3)
Styrene monomer	160	237	—	587	237	397
Solid and expandable polystyrene	418	366	—	1,187	366	786
Total sales volumes	578	603	—	1,774	603	1,183

(1)	Results reflect our 50% position in the INEOS NOVA joint venture (INEOS NOVA).
(2)	See Supplemental Measures.
(3)	Third-party sales. Polystyrene sales consist of solid polystyrene sales in North America; and solid and expandable polystyrene sales in Europe.

Average Benchmark Prices (1)

	Three Month Average		Nine Month Average
(U.S. dollars per pound, except as noted)	Sep. 30 2010	Sep. 30 2009	Sep. 30 2010	Sep. 30 2009
Principal Products:
Styrene monomer – North America (2)	$0.55	$0.56	$0.63	$0.48
Solid polystyrene – North America (2)	$0.87	$0.96	$1.01	$0.86
Solid polystyrene – Europe (2)	$0.70	$0.64	$0.71	$0.53
Raw Materials:
Benzene (dollars per gallon) (2)	$2.87	$3.12	$3.25	$2.10
Ethylene (2)	$0.38	$0.32	$0.45	$0.32

(1)	Average benchmark prices do not necessarily reflect actual prices realized by INEOS NOVA or any other petrochemical company.
(2)	Source: CMAI Contract Market.

On October 31, 2010, we and INEOS entered into an agreement providing for the acquisition by INEOS of 100% of our equity interest in the INEOS NOVA joint venture.  The negotiated purchase price is subject to several deductions.  Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture’s net indebtedness and some of which will be calculated as of the closing date, such as certain pension and other liabilities.  We do not expect to record a material gain or loss related to this transaction.

We expect the transaction to close in the first quarter of 2011, subject to receipt of regulatory approvals, required consents and other customary closing conditions.

Review of Operations

Third Quarter 2010 versus July 6, 2009 to September 30, 2009

In the third quarter of 2010, our 50% share of INEOS NOVA reported operating income of $17 million compared to operating income of $5 million in the period July 6 to September 30, 2009.  The increase in the third quarter of 2010 compared to the period in 2009 was mainly due to higher demand for polystyrene in North America and Europe and improved European demand for expandable polystyrene that led to increased margins and sales volumes.

The increases were offset by reduced volumes due a power failure in one of the European units that resulted in a force majeure declaration for polystyrene and a planned turnaround at one of the styrene units in North America.

In the third quarter of 2010, benzene costs decreased by 8% while ethylene increased by 19%, compared to the third quarter of 2009.  Industry average selling prices for styrene monomer and solid polystyrene in North America and solid polystyrene in Europe were mixed, with styrene monomer prices decreasing by 2%, solid polystyrene in North America decreasing by 10%, and European solid polystyrene increasing by 9%, in the third quarter of 2010 compared to the third quarter of 2009.

Third Quarter 2010 versus July 1, 2009 to July 5, 2009

There was no operating income during the period in 2009 to compare to the third quarter of 2010 due to the short period.

Nine Months Ended September 30, 2010 versus July 6, 2009 to September 30, 2009

In the nine months ended September 30, 2010, our 50% share of INEOS NOVA’s operating income improved to $28 million from $5 million in the period July 6 to September 30, 2009, mainly due to increased margins and higher sales volumes from the longer period.

Nine Months Ended September 30, 2010 versus January 1, 2009 to July 5, 2009

In the nine months ended September 30, 2010, our 50% share of INEOS NOVA’s operating income improved to $28 million from $6 million in the period January 1 to July 5, 2009, mainly due to increased margins and higher sales volumes from the longer period.

In the first nine months of 2010, costs for benzene and ethylene increased 54% and 43%, respectively, compared to the first nine months of 2009.  Industry average selling prices for styrene monomer and solid polystyrene in North America and solid polystyrene in Europe increased 31%, 17% and 36%, respectively, in the first nine months of 2010 compared to the first nine months of 2009.

PERFORMANCE STYRENICS

Financial Highlights from Continuing Operations

	Three Months Ended			Nine Months Ended
	Sep. 30 2010	Jul. 6–Sep. 30 2009 Restated (1)	Jul. 1–Jul. 5 2009 Restated (1)	Sep. 30 2010	Jul. 6–Sep. 30 2009 Restated (1)	Jan. 1–Jul. 5 2009 Restated (1)
(millions of U.S. dollars, except as noted)	Successor		Predecessor	Successor		Predecessor
Revenue	$75	$62	$2	$229	$62	$93

Depreciation	$1	$3	$—	$2	$3	$12

Operating income (loss) (2)	$2	$4	$—	$1	$4	$(19)

Capital spending	$2	$2	$—	$3	$2	$—

Sales volumes (millions of pounds) (3)	69	74	—	199	74	120

(1)          Restated for discontinued operations.  See Note 2 of the Consolidated Financial Statements.

(2)          See Supplemental Measures.

(3)          Third-party sales.

Average Benchmark Prices (1)

	Three Month Average		Nine Month Average
(U.S. dollars per pound)	Sep. 30 2010	Sep. 30 2009	Sep. 30 2010	Sep. 30 2009
Styrene monomer	$0.55	$0.56	$0.63	$0.48
Expandable polystyrene	$0.88	$0.93	$0.91	$0.86

(1)          Source:  CMAI.  Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

Review of Operations

Continuing Operations

Third Quarter 2010 versus July 6, 2009 to September 30, 2009

The Performance Styrenics segment reported operating income of $2 million in the third quarter of 2010 compared to operating income of $4 million in the period July 6, 2009 to September 30, 2009.  In the third quarter of 2010, feedstock costs were higher compared to the 2009 period; however, operating costs were lower due to restructuring of the business that occurred in 2009 resulting in the difference.

In the third quarter of 2010, polymer sales were slightly lower compared to the period in 2009 due to continued weakness in the construction industry and lack of recovery in consumer durables.

Third Quarter 2010 versus July 1, 2009 to July 5, 2009

There was no operating income during the period in 2009 to compare to the third quarter of 2010 due to the short period.

Nine Months Ended September 30, 2010 versus July 6, 2009 to September 30, 2009

The Performance Styrenics segment reported $1 million operating income in the nine months ended September 30, 2010, compared to operating income of $4 million in the period July 6 to September 30, 2009.  The decrease was primarily due to higher feedstock costs in the third quarter of 2010 compared to the period in 2009, somewhat offset by lower operating costs due to the 2009 restructuring of the business.

Nine Months Ended September 30, 2010 versus January 1, 2009 to July 5, 2009

The Performance Styrenics segment reported $1 million operating income in the nine months ended September 30, 2010, compared to an operating loss of $19 million in the period January 1 to July 5, 2009.  The improvement in 2010 was primarily due to lower operating and fixed costs attributed to the 2009 restructuring.

In the nine months ended September 30, 2010, polymer sales increased slightly compared to the nine months ended September 30, 2009, primarily due to improved demand for expandable polystyrene products.

Assets Held for Sale

During the second quarter of 2010, our Board of Directors approved a sale of our building and construction businesses, which are collectively known as SYNTHEON, subject to certain conditions.  The SYNTHEON portfolio of businesses is part of our Performance Styrenics segment and includes SYNTHEON Inc; Accelerated Building Technologies LLC; NCE Inc.; NOVA Chemicals Chile Limitada; and our 50% interest in both Novidesa S.A. de C.V. and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures).  Also included in the proposed sale is intellectual property relating to both our building and construction products and our Elemix® concrete additive.  We anticipated that the sale would be completed in the third quarter; however, final negotiations are still in progress.  Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented.

CORPORATE

	Three Months Ended			Nine Months Ended
	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jul. 1–Jul. 5 2009	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jan. 1–Jul. 5 2009
(millions of U.S. dollars)	Successor		Predecessor	Successor		Predecessor
Corporate operating costs	$(31)	$(21)	$—	$(96)	$(21)	$(66)
Stock-based compensation	—	—	—	—	—	(35)
Mark-to-market feedstock derivatives (1)	7	22	(8)	(13)	22	6
Foreign exchange gain (loss)	(2)	(82)	1	(1)	(82)	(35)
IPIC transaction costs	—	—	(38)	—	—	(61)
Restructuring	—	(18)	—	—	(18)	(42)
Depreciation and amortization	(2)	(2)	—	(6)	(2)	(3)
Operating loss (2)	$(28)	$(101)	$(45)	$(116)	$(101)	$(236)

(1)   We are required to record on the balance sheet the market value of open derivative positions which do not qualify for hedge accounting treatment.  The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period.  These mark-to-market adjustments are recorded in the Feedstock and operating costs line on the Consolidated Statements of Net Income (Loss) and as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.

(2)   See Supplemental Measures.

Corporate Operating Costs

Corporate operating costs during the three months ended September 30, 2010 were higher than the period July 6 to September 30, 2009 primarily due to increased incentive compensation costs due to higher net income, and higher than the period July 1 to July 6, 2009 due to the short period.  Corporate operating costs were higher for the nine months ended September 30, 2010 compared to the periods July 6 to September 30, 2009 and January 1 to July 5, 2009, primarily due to higher incentive compensation costs due to higher net income and the longer period.

Stock-Based Compensation

Through July 6, 2009, we had three cash-settled, stock-based compensation plans that were marked to market with changes in the value of our common stock price.  We entered into forward transactions with the intent to neutralize the mark-to-market impact of two of the stock-based compensation plans.  All forward transactions were cash-settled in the first quarter of 2009.  All stock-based compensation plans were terminated upon closing of the IPIC transaction on July 6, 2009 and the restricted share units and deferred share units were cash-settled for $6.00 per unit (outstanding stock options and equity appreciation units had no value).

Mark-to-Market Feedstock Derivatives

We lock in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012.  The mark-to-market value of our open feedstock positions increased in the third quarter of 2010, resulting in an unrealized gain of $7 million ($5 million after-tax). We recorded an unrealized gain of $22 million ($15 million after-tax) in the period July 6 to September 30, 2009 and an unrealized loss of $8 million ($5 million after-tax) in the period July 1 to July 5, 2009. In the third quarter of 2010, we entered into natural gas contracts to lock in quantities at a fixed price for the period November 2010 through March 2011.  The unrealized mark-to-market value was not material for the third quarter of 2010.

Foreign Exchange Gain

In January 2010, we entered into a series of foreign currency forwards to hedge the foreign currency exposure on the Canadian $250 million 7.85% notes which were due in August 2010. The foreign currency forwards locked in repayment of the Canadian $250 million 7.85% notes at U.S. $237 million.  Upon payment of the debt and the unwinding of the forward contracts in August, the forwards substantially offset the foreign exchange exposure on the Canadian $250 million 7.85% notes for the three months and nine months ended September 30, 2010, with the remaining foreign exchange for the periods recognized on working capital and cash positions. Foreign exchange losses during the periods July 6 to September 30, 2009 and January 1 to July 5, 2009 were primarily due to the effect of a strengthening Canadian dollar on non-hedged Canadian-denominated liabilities.  These foreign exchange gains and losses are included on the Foreign exchange (gain) loss line in the Consolidated Statements of Net Income (Loss).

IPIC Transaction Costs

There were no IPIC transaction costs during 2010, the second quarter of 2009 or the period July 6 to September 30, 2009.  IPIC transaction costs incurred during the first quarter of 2009 and the period July 1 to July 5, 2009 were for financial advisor fees, legal fees and other related transaction costs triggered by the change in control of NOVA Chemicals on July 6, 2009.

Restructuring

There were no restructuring costs in 2010.  Refer to Note 6 of the Consolidated Financial Statements for details of restructuring charges for all prior periods presented.

IFRS Changeover Plan

We provided a qualitative assessment of our International Financial Reporting Standards (IFRS) convergence plan at December 31, 2009, in our 2009 annual report on Form 20-F. As a result of the IPIC acquisition, the framework of the IFRS convergence plan now includes the requirement that policy decisions be in compliance with accounting and disclosure policies of IPIC. During the third quarter of 2010, we continued to pursue the key activities in our convergence plan and continued collecting financial information in accordance with IFRS to allow for comparative reporting in 2011.  We will continue to investigate the impact of IFRS convergence throughout the remainder of 2010 and provide quantitative disclosures in our 2010 annual report.

Capitalization, Liquidity and Cash Flow

Capitalization

(millions of U.S. dollars)	Sep. 30 2010	Dec. 31 2009
Current debt (1)	$11	$313
Long-term debt	1,523	1,512
Less: cash and cash equivalents (2)	(280)	(267)
Total debt, net of cash and cash equivalents	$1,254	$1,558
Total shareholders’ equity	$1,989	$1,793

Quarterly (decrease) increase in debt, net of cash (3)	$(23)	$28

(1)          Equals long-term debt due within one year and bank loans (including amounts related to assets held for sale).

(2)          Includes cash of operations held for sale.

(3)          Benchmarked against the previous applicable quarter.

Liquidity

We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents.  Our total liquidity at the end of the third quarter of 2010 was $771 million, down from $956 million at the end of the second quarter of 2010 and $831 million at the end of 2009.

We have four revolving credit facilities totaling $540 million as of September 30, 2010 (three totaling $520 million as of June 30, 2010 and four totaling $615 million as of December 31, 2009).  As of September 30, 2010 and December 31, 2009, we had utilized $49 million and $51 million, respectively, of our revolving credit facilities.

On September 8, 2010, we entered into a new bilateral credit facility for $100 million with a maturity date of September 20, 2015.  As of September 30, 2010, the available commitment under the $100 million facility was $20 million and was undrawn.  As of November 12, 2010, the entire $100 million is available and undrawn.

On October 28, 2010 we amended our senior secured revolving credit facility to extend the maturity date out one year to November 17, 2013 and increase the size from $350 million to $425 million.

As of November 12, 2010 we have four revolving credit facilities totaling $695 million, up from $540 million on September 30, 2010 after the new $100 million bilateral facility was made completely available to us and after upsizing the senior secured revolving credit facility.

On August 30, 2010, we repaid our Canadian $250 million 7.85% notes using cash-on-hand.  Foreign currency forwards, entered into in January 2010, to lock in this payment at U.S. $237 million also settled on August 30, 2010.

On March 31, 2010, the $75 million total return swap terminated and was repaid using cash-on-hand.  The associated Series A preferred shares of our subsidiary, NOVA Chemicals Inc., were returned to NOVA Chemicals Inc. and cancelled.

On March 20, 2010, $95 million of our undrawn bilateral credit facilities expired and were not extended.

In October 2009, we issued $350 million of 8.375% senior notes due 2016 (unregistered 2016 Notes) and $350 million of 8.625% senior notes due 2019 (unregistered 2019 Notes) in a transaction exempt from registration under the Securities Act of 1933, as amended.  On April 12, 2010, we registered $350 million of 8.375% senior notes due 2016 (2016 Notes) and $350 million of 8.625% senior notes due 2019 (2019 Notes) with the U.S. Securities and Exchange Commission.  On May 12, 2010, we completed an exchange offer, which resulted in $345 million of the unregistered 2016 Notes and $344.7 million of the unregistered 2019 Notes being exchanged for the same amount of registered and freely tradable 2016 and 2019 Notes.

We have $200 million ($130 million as of December 31, 2009) in accounts receivable programs that expire in February 2012.  The combined balances under the programs as of September 30, 2010 and December 31, 2009, were $148 million and $122 million, respectively.  We do not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity.

At September 30, 2010, INEOS NOVA had two accounts receivable securitization programs, a $150 million North American program and a €100 million European program.  Our 50% share of the balances as of September 30, 2010 and December 31, 2009, were $51 million and $31 million, respectively, under the North American program, and €44 million and €24 million, respectively, under the European program.  In June 2010, the North American program was extended through July 2011.  In October 2010, INEOS NOVA entered into a second North American program for $40 million.  The agreement was signed and funded on October 22, 2010 and expires one year from that date.  We do not include any undrawn amounts under these accounts receivable securitization programs as part of liquidity.

The senior secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance.  The covenants require a maximum Senior Debt-to-Cash Flow ratio of 3:1 computed on a rolling 12-month basis and a Debt-to-Capitalization ratio not to exceed 60%.  We were in compliance with these covenants on September 30, 2010.

In 2005, the Dow Chemical Company (Dow Chemical) filed a complaint against us alleging that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents.  In June 2010, a jury trial took place resulting in a June 15, 2010, verdict against us which awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009.  On July 30, 2010, the court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million.

We have appealed on several grounds.  To stay execution (i.e., collection) of the money judgment pending the outcome of the appeal, we posted a bond in the amount of the jury verdict plus pre-judgment interest as awarded by the court, post-judgment interest at a prescribed statutory rate and costs as determined by the court.  The bond is secured with cash collateral in the amount of $85 million, which impacts our liquidity this quarter and is classified as Restricted cash on the Consolidated Balance Sheets.  See Note 10 of the Consolidated Financial Statements.

Inflows and Outflows of Cash

During the third quarter of 2010, we generated $72 million in cash from operating activities.  Funds from continuing operations were $138 million, and non-cash working capital decreased by $19 million during the quarter.  The decrease in non-cash working capital was primarily due to lower inventory value, which resulted from a reduction of inventory that had been built in preparation for our planned turnarounds.  Capital expenditures, turnaround costs and other investing activities totaled $43 million for the quarter.  During the third quarter we repaid our Canadian $250 million 7.85% notes using $237 million of cash.  The net decrease in cash and cash equivalents for the quarter was $205 million.

Feedstock Derivative Positions

We maintain a derivatives program to manage risk associated with our crude oil and natural gas feedstock purchases.  In the third quarter of 2010, we recorded no net after-tax gain or loss on realized positions compared to a net after-tax loss of $2 million in the third quarter of 2009.

Mark-to-market adjustments related to the change in the value of open feedstock positions are recorded as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.  See Mark-to-Market Feedstock Derivatives in the Corporate section for more details.

Summary Quarterly Financial Information (1)

	Successor					Predecessor
	2010			2009					2008
(millions of U.S. dollars)	Jul. 1 to Sep. 30	Apr. 1 to Jun. 30	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31	Jul. 6 to Sep. 30	Jul. 1 to Jul. 5	Apr. 1 to Jun. 30	Jan. 1 to Mar. 31	Oct. 1 to Dec. 31
Revenue from continuing operations	$1,388	$1,577	$1,394	$1,117	$1,049	$48	$1,000	$811	$1,143
Operating income (loss) from continuing operations (2)	$130	$209	$150	$76	$20	$(45)	$(45)	$(116)	$(309)
Net income (loss)	$54	$51	$94	$17	$(19)	$(33)	$(83)	$(123)	$(212)

(1)   Restated for discontinued operations.  See Note 2 of the Consolidated Financial Statements.

(2)   See Supplemental Measures.

Changes in Net Income

	Q3 2010 Compared to		First Nine Months 2010 Compared to
(millions of U.S. dollars)	Jul. 6–Sep. 30 2009	Jul. 1-Jul. 5 2009	Jul. 6–Sep. 30 2009	Jan. 1–Jul. 5 2009
Higher operating margin (1)	$22	$286	$639	$664
Higher research and development	(1)	(10)	(22)	(12)
(Higher) lower selling, general and administrative	(9)	(30)	(125)	23
Lower restructuring charges	18	—	18	42
Lower (higher) foreign exchange losses	80	(3)	79	36
Higher depreciation and amortization	—	(68)	(120)	(58)
Higher interest expense	(9)	(46)	(111)	(54)
Higher other losses, net	(7)	(14)	(47)	(53)
Higher income tax expense	(19)	(22)	(86)	(147)
Higher loss from discontinued operations, net of tax	(2)	(6)	(7)	(3)
Increase in net income	$73	$87	$218	$438

(1)   Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).

Net income for the third quarter of 2010 was higher compared to the periods July 6 to September 30, 2009 and July 1 to July 5, 2009 due to higher margins and increased demand for our products and the longer period.  Net income for the first nine months of 2010 was higher than the periods July 6 to September 30, 2009 and January 1 to July 5, 2009 resulting from higher operating margins, as well as higher sales volumes due to the longer periods and increased demand for our products. Industry average prices for ethylene were 43% higher in the first nine months of 2010 compared to the first nine months of 2009.

Selling, general and administrative costs were higher in the third quarter of 2010 compared to the period July 6 to September 30, 2009 primarily due to higher incentive compensation costs, and were higher in the third quarter of 2010 compared to the period July 1 to July 5, 2009 primarily due to the longer period and higher incentive compensation costs, slightly offset by no IPIC transaction fees or stock-based compensation costs being incurred in 2010.  Selling, general and administrative costs were higher in the first nine months of 2010 as compared to the period July 6 to September 30, 2009 primarily due to the longer period.  Selling, general and administrative costs were lower in the first nine months of 2010 compared to the period January 1 to July 5, 2009 primarily due to financial advisor fees and legal fees (transaction costs) incurred with respect to the IPIC transaction during 2009 and the termination of all stock-based compensation plans on July 6, 2009, which resulted in no stock-based compensation charges in 2010, slightly offset by higher incentive compensation costs and the longer period.

With the 2009 restructuring activities complete and no new restructuring activities in the first nine months of 2010, restructuring charges in the third quarter of 2010 were lower than the period July 6 to September 30, 2009 and unchanged from the period July 1 to July 5, 2009.  For the same reasons, restructuring charges in the first nine months of 2010 were lower than the periods July 6 to September 30, 2009 and July 1 to July 5, 2009.

Foreign exchange losses during the third quarter of 2010 were lower than the period July 6 to September 30, 2009 primarily due to the series of foreign currency forwards entered into in January 2010 to hedge the foreign currency exposure on the Canadian $250 million 7.85% notes that were due and paid off in August 2010 and the effect of the Canadian dollar on non-hedged Canadian-denominated liabilities. Foreign exchange losses for the first nine months of 2010 were lower than the periods July 6 to September 30, 2009 and January 1 to July 5, 2009 for the same reasons.

Depreciation and amortization expense for the third quarter of 2010 increased compared to the period July 1 to July 5, 2009 primarily due to the longer period.  Depreciation and amortization expense for the first nine months of 2010 increased from the periods July 6 to September 30, 2009 and January 1 to July 5, 2009 primarily due to the longer period.

Interest expense during the third quarter of 2010 was higher than the period July 6 to September 30, 2009 primarily due to higher interest rates on the senior notes issued in the fourth quarter of 2009, slightly offset by debt that was repaid in 2009 and 2010, and was higher than the period July 1 to July 5, 2009 due to no expense being allocated to the five day period.  Interest expense during the first nine months of 2010 was higher than the period July 6 to September 30, 2009 primarily due to the senior notes issued in the fourth quarter of 2009, slightly offset by debt that was repaid in 2009 and 2010, and the longer period.  Interest expense during the first nine months of 2010 was higher than the period January 1 to July 5, 2009 due to the same reasons, as well as due to the impact of the bond discount accretion recorded with the application of push-down accounting offset by the conversion of the IPIC loans to equity on July 6, 2009.

Net losses were higher in the third quarter of 2010 compared to the periods July 6 to September 30, 2009 and July 1 to July 5, 2009 primarily due to the accrual of damages on the Dow Chemical complaint for alleged patent infringement.  Net losses were higher in the first nine months of 2010 compared to the periods July 6 to September 30, 2009 and January 1 to July 5, 2009 primarily due to the accrual related to the Dow Chemical award offset by an arbitration award recorded during the first quarter of 2010 related to an insurance claim involving our Corunna facility that dated back to 2005.

Income tax expense was higher in the third quarter of 2010 and first nine months of 2010 as compared to all 2009 comparison periods due to the increase in net income before taxes and a decrease in income not subject to taxation.

Supplemental Measures

We present certain supplemental measures below, which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are, therefore, unlikely to be comparable to similar measures presented by other companies.  We believe that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance.  Internally, we use this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators.  These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

•                  Operating Income (Loss) from Continuing Operations — net income (loss) from continuing operations before interest expense, income taxes and other gains and losses, assists readers in analyzing our income (loss) from continuing operations.

Reconciliation of Operating Income (Loss)	Three Months Ended			Nine Months Ended
from Continuing Operations to Consolidated Net Income (Loss) from Continuing Operations	Sep. 30 2010	Jul. 6–Sep. 30 2009 Restated (1)	Jul. 1–Jul. 5 2009 Restated (1)	Sep. 30 2010	Jul. 6–Sep. 30 2009 Restated (1)	Jan. 1–Jul. 5 2009 Restated (1)
(millions of U.S. dollars)	Successor		Predecessor	Successor		Predecessor
Operating income (loss) from continuing operations	$130	$20	$(45)	$489	$20	$(206)
Interest expense, net	(46)	(37)	—	(148)	(37)	(94)
Other (losses) gains, net	(7)	—	7	(47)	—	6
Income tax (expense) recovery	(17)	2	5	(84)	2	63
Net income (loss) from continuing operations	$60	$(15)	$(33)	$210	$(15)	$(231)

(1)          Restated for discontinued operations.  See Note 2 of the Consolidated Financial Statements.

•                  Operating Income (Loss) from the Businesses from Continuing Operations — represents operating income (loss) from continuing operations from the Olefins/Polyolefins business units, INEOS NOVA and the Performance Styrenics business units.  This measure highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.

•                  Senior Debt-to-Cash Flow — equals the drawn amount on any secured credit facilities of the Company (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow.  This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

•                  Consolidated Cash Flow — equals consolidated net income (loss), plus interest expense, income taxes and depreciation and amortization, less all non-cash items.  This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries.  The Consolidated Cash Flow calculation is performed on a rolling twelve months.  This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

•                  Debt-to-Capitalization — equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholders’ Equity, Net Consolidated Debt and Subordinated Shareholder Debt.  This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

•                  Net Consolidated Debt — equals long-term debt due within one year and long-term debt as reflected on our most recent quarterly Consolidated Balance Sheet (excluding debt of certain subsidiaries and any non-recourse debt), plus the funded amount of our accounts receivable securitization programs, less cash and cash equivalents as reflected on our Consolidated Balance Sheet (excluding cash and cash equivalents of certain subsidiaries) and the outstanding balance of the total return swap (terminated on March 31, 2010).  This measure is provided to assist readers in calculating our Debt to Capitalization financial covenant.

•                  Consolidated Shareholders’ Equity — equals consolidated shareholders’ equity as reflected on our most recent quarterly Consolidated Balance Sheet (excluding shareholder’s equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt), plus the outstanding balance of the total return swap (terminated on March 31, 2010).  This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Net Income (Loss)

	Three Months Ended			Nine Months Ended
	Sep. 30 2010	Jul. 6–Sep. 30 2009 Restated (1)	Jul. 1–Jul. 5 2009 Restated (1)	Sep. 30 2010	Jul. 6–Sep. 30 2009 Restated (1)	Jan. 1–Jul. 5 2009 Restated (1)
(unaudited, millions of U.S. dollars)	Successor		Predecessor	Successor		Predecessor
Revenue	$1,388	$1,049	$48	$4,359	$1,049	$1,859
Feedstock and operating costs (excluding depreciation) (Note 1)	1,125	808	71	3,479	808	1,643
Research and development	10	9	—	31	9	19
Selling, general and administrative (Note 1)	53	44	23	169	44	192
Restructuring (Note 6)	—	18	—	—	18	42
Foreign exchange loss (gain) (Note 11)	2	82	(1)	3	82	39
Depreciation and amortization	68	68	—	188	68	130
	1,258	1,029	93	3,870	1,029	2,065
Operating income (loss) from continuing operations	130	20	(45)	489	20	(206)
Interest expense, net (Note 5)	(46)	(37)	—	(148)	(37)	(94)
Other (losses) gains, net (Notes 10 and 12)	(7)	—	7	(47)	—	6
	(53)	(37)	7	(195)	(37)	(88)
Income (loss) from continuing operations before income taxes	77	(17)	(38)	294	(17)	(294)
Income tax expense (recovery) (Note 7)	17	(2)	(5)	84	(2)	(63)
Net income (loss) from continuing operations	60	(15)	(33)	210	(15)	(231)
Loss from discontinued operations, net of income taxes (Note 2)	(6)	(4)	—	(11)	(4)	(8)
Net income (loss)	$54	$(19)	$(33)	$199	$(19)	$(239)

Refer to the accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

(unaudited, millions of U.S. dollars)	Sep. 30 2010	Dec. 31 2009 Restated(1)
Assets
Current assets
Cash and cash equivalents	$276	$265
Accounts receivable	401	361
Inventories	487	619
Prepaid expenses and other assets	42	47
Future income taxes	2	3
Assets held for sale (Note 2)	19	15
	1,227	1,310
Intangible assets, net	473	492
Restricted cash (Note 10)	85	—
Other non-current assets	82	101
Future income taxes	58	59
Property, plant and equipment, net	3,512	3,563
Assets held for sale (Note 2)	10	8
	$5,447	$5,533
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$572	$672
Future income taxes	2	6
Long-term debt due within one year (Note 4)	11	312
Liabilities associated with assets held for sale (Note 2)	11	7
	596	997
Long-term debt (Note 4)	1,523	1,512
Future income taxes	831	811
Deferred credits and long-term liabilities	508	420
	3,458	3,740
Shareholders’ equity
Common shares	849	849
Contributed surplus	941	941
Reinvested earnings (deficit)	197	(2)
Accumulated other comprehensive income	2	5
	1,989	1,793
	$5,447	$5,533

Refer to the accompanying Notes to the Consolidated Financial Statements.

(1)         Restated for discontinued operations.  See Note 2.

Consolidated Statements of Cash Flows

	Three Months Ended			Nine Months Ended
	Sep. 30 2010	Jul. 6–Sep. 30 2009 Restated (1)	Jul. 1–Jul. 5 2009 Restated (1)	Sep. 30 2010	Jul. 6–Sep. 30 2009 Restated (1)	Jan. 1–Jul. 5 2009 Restated (1)
(unaudited, millions of U.S. dollars)	Successor		Predecessor	Successor		Predecessor
Operating activities
Net income (loss)	$54	$(19)	$(33)	$199	$(19)	$(239)
Net loss from discontinued operations	6	4	—	11	4	8
Net income (loss) from continuing operations	60	(15)	(33)	210	(15)	(231)
Adjustments to reconcile income (loss) from continuing operations to cash provided by operating activities:
Depreciation and amortization	68	68	—	188	68	130
Future income tax expense (recovery)	4	(5)	(4)	9	(5)	6
Unrealized (gain) loss on derivatives	(7)	(22)	8	13	(22)	(6)
Amortization of bond discounts	7	6	—	22	6	—
Asset write-downs	—	—	—	—	—	17
Unrealized foreign exchange loss (gain)	5	74	—	(1)	74	45
Other losses (gains)	1	—	(7)	2	—	(6)
	138	106	(36)	443	106	(45)
Changes in non-cash working capital:
Accounts receivable	3	(17)	45	(34)	(17)	(86)
Inventories	54	(43)	—	127	(43)	43
Other current assets	(4)	1	—	2	1	(5)
Accounts payable and accrued liabilities	(34)	(80)	(33)	(98)	(80)	(131)
	19	(139)	12	(3)	(139)	(179)
Changes in other assets and liabilities	(80)	(1)	(5)	4	(1)	(27)
Cash from (used in) operating activities of continuing operations	77	(34)	(29)	444	(34)	(251)
Cash used in operating activities of discontinued operations	(5)	(4)	—	(9)	(4)	(7)
Cash from (used in) operating activities	72	(38)	(29)	435	(38)	(258)

Investing activities
Property, plant and equipment additions	(42)	(23)	—	(94)	(23)	(38)
Turnaround costs	(8)	(6)	—	(23)	(6)	(9)
Proceeds from redemption of preferred shares	6	—	—	6	—	—
Dividends received	1	—	—	1	—	—
Cash used in investing activities of continuing operations	(43)	(29)	—	(110)	(29)	(47)
Cash used in investing activities of discontinued operations	—	—	—	—	—	(3)
Cash used in investing activities	(43)	(29)	—	(110)	(29)	(50)

Financing activities
Decrease in current bank loans	—	—	—	—	—	(1)
Long-term debt additions	—	—	200	—	—	201
Long-term debt repayments	(237)	(202)	—	(314)	(202)	(252)
(Decrease) increase in revolving debt facilities	—	(240)	6	—	(240)	546
Common share dividends	—	—	—	—	—	(7)
Common shares issued	—	350	—	—	350	—
Cash (used in) from financing activities	(237)	(92)	206	(314)	(92)	487

Increase (decrease) in cash and cash equivalents due to exchange rates	3	—	—	2	—	(3)

(Decrease) increase in cash and cash equivalents	(205)	(159)	177	13	(159)	176
Cash and cash equivalents, beginning of period	485	250	73	267	250	74
Cash and cash equivalents, end of period	$280	$91	$250	$280	$91	$250
Less cash and cash equivalents of assets held for sale at end of period	$4	$4	$4	$4	$4	$4
Cash and cash equivalents of continuing operations at end of period	$276	$87	$246	$276	$87	$246

Cash tax payments, net of refunds	$(3)	$(7)	$—	$14	$(7)	$(28)
Cash interest payments	$34	$41	$—	$118	$41	$80

Refer to the accompanying Notes to the Consolidated Financial Statements.

(1)         Restated for discontinued operations.  See Note 2.

Consolidated Statements of Changes in Shareholders’ Equity

	Three Months Ended			Nine Months Ended
(unaudited, millions of U.S. dollars, except share	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jul. 1–Jul. 5 2009	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jan. 1–Jul. 5 2009
amounts)	Successor		Predecessor	Successor		Predecessor
Common shares
Balance at beginning of period	$849	$508	$508	$849	$508	$508
Common shares issued	—	350	—	—	350	—
Push-down adjustment (Note 3)	—	(9)	—	—	(9)	—
Balance at end of period	$849	$849	$508	$849	$849	$508

Contributed surplus
Balance at beginning of period	$941	$27	$27	$941	$27	$25
Push-down adjustment (Note 3)	—	879	—	—	879	—
Forgiveness of IPIC fees/interest (Note 3)	—	12	—	—	12	—
Other	—	—	—	—	—	2
Balance at end of period	$941	$918	$27	$941	$918	$27

Reinvested earnings (deficit)
Balance at beginning of period	$143	$(327)	$(294)	$(2)	$(327)	$(100)
Push-down adjustment (Note 3)	—	327	—	—	327	—
Net income (loss)	54	(19)	(33)	199	(19)	(239)
Change in accounting standard:
Adoption of EIC-173	—	—	—	—	—	12
Balance at end of period	$197	$(19)	$(327)	$197	$(19)	$(327)

Accumulated other comprehensive income
Balance at beginning of period	$(5)	$466	$466	$5	$466	$462
Push-down adjustment (Note 3)	—	(466)	—	—	(466)	—
Other comprehensive income (loss):
Unrealized gain (loss) on translation of self-sustaining foreign operations	7	8	—	(3)	8	4
Balance at end of period	$2	$8	$466	$2	$8	$466

Total shareholders’ equity	$1,989	$1,756	$674	$1,989	$1,756	$674

Common shares
Balance at beginning of period	141,494,222	83,160,889	83,160,889	141,494,222	83,160,889	83,160,889
Common shares issued	—	58,333,333	—	—	58,333,333	—
Balance at end of period	141,494,222	141,494,222	83,160,889	141,494,222	141,494,222	83,160,889

Refer to the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended			Nine Months Ended
	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jul. 1–Jul. 5 2009	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jan. 1–Jul. 5 2009
(unaudited, millions of U.S. dollars)	Successor		Predecessor	Successor		Predecessor
Net income (loss)	$54	$(19)	$(33)	$199	$(19)	$(239)
Other comprehensive income (loss):
Unrealized gain (loss) on translation of self-sustaining foreign operations	7	8	—	(3)	8	4
Comprehensive income (loss)	$61	$(11)	$(33)	$196	$(11)	$(235)

Refer to the accompanying Notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(unaudited, millions of U.S. dollars, unless otherwise noted)

These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals’ annual Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2009.  Where used in these financial statements, “NOVA Chemicals” or “the Company” or “we” or “our” or “us” means NOVA Chemicals Corporation alone or together with its subsidiaries and joint ventures, depending on the context in which such terms are used.

On July 6, 2009, International Petroleum Investment Company (IPIC) completed the acquisition of all of the issued and outstanding common shares of NOVA Chemicals.  Although we continue as the same legal entity after the IPIC acquisition, the accompanying consolidated balance sheets, statements of net income (loss), cash flows, changes in shareholders’ equity and statements of comprehensive income (loss) are presented for two periods:  Predecessor and Successor, which relate to the periods preceding and succeeding the IPIC acquisition.  These separate periods are presented to reflect the new accounting basis established for NOVA Chemicals as of July 6, 2009, and highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting.  The Successor portion of the financial statements also reflects equity contributions from IPIC.

1.     Significant Accounting Policies

These interim Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended December 31, 2009, on pages F-11 to F-25 of the 2009 annual report on Form 20-F, except as follows.

Certain comparative figures have been restated to conform with the current periods’ presentation, including the reclassification of certain compensation-related costs in the amount of $5 million, $0 million, and $29 million from Feedstock and operating costs to Selling, general, and administrative on the Consolidated Statement of Net Income (Loss) for the periods July 6 to September 30, 2009, July 1 to July 5, 2009, and January 1 to July 5, 2009, respectively.

Newly Adopted Accounting Standards and Interpretations	Date of adoption	Impact
Canadian GAAP

Further amendment to Canadian Institute of Chartered Accountants (CICA) 3855, Financial Instruments – Recognition and Measurement, clarifies that the interest rate used to determine fair value of a financial instrument should also be the rate used to recognize interest income in subsequent periods.

	January 1, 2010	None

Accounting Standards and Interpretations Not Yet Adopted

Certain Canadian accounting standards and interpretations have been issued that are not required to be adopted until after September 30, 2010, and have not been early adopted by us.  Pronouncements which may have a future impact on our accounting policies or on the presentation of the Consolidated Financial Statements are EIC175, which addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting, and Improvements to IFRSs, which was issued by the International Accounting Standards Board and adopted by the Canadian Accounting Standards Board as Canadian GAAP.  These pronouncements are not required to be adopted by us until January 2011, and are currently being evaluated.

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Accounting Standards (IFRS) will be required for interim and annual financial statements starting in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current GAAP for listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. Companies will be required to provide one year of comparable data in accordance with IFRS.

We have established a project team to develop our IFRS changeover plan and a technical steering team to provide overall project governance and approval of decisions. A number of sub-teams were formed in 2008 to begin the diagnostic phase of the project. The diagnostic phase includes the assessment of differences between Canadian GAAP and IFRS; options available under IFRS; potential system changes required; and effects on internal controls and processes. This phase is essentially complete. During the remainder of 2010 we will be reviewing with the technical steering team and our auditors, the transitional options for companies adopting IFRS for the first time, and other impacts of conversion and our IFRS accounting policies will be presented to the Audit Committee for approval. We have provided disclosure of our convergence plan and anticipated effects of IFRS on our financial statements, on a qualitative basis, in our 2009 annual MD&A on pages 81 through 84 of our 2009 annual report on Form 20F.

As a result of the IPIC acquisition, the framework of the IFRS convergence plan now includes the requirement that policy decisions be in compliance with accounting and disclosure policies of IPIC. During the third quarter of 2010, we continued to pursue the key activities in our convergence plan and continued collecting financial information in accordance with IFRS to allow for comparative reporting in 2011.  We will continue to investigate the impact of IFRS convergence throughout the remainder of 2010 and provide quantitative disclosures in our 2010 annual report.

2.     Discontinued Operations

During the second quarter of 2010, our Board of Directors approved a sale of our building and construction businesses, which are collectively known as SYNTHEON, subject to certain conditions. The SYNTHEON portfolio of businesses is a part of our Performance Styrenics segment and includes SYNTHEON Inc; Accelerated Building Technologies LLC; NCE Inc.; NOVA Chemicals Chile Limitada; and our 50% interest in both Novidesa S.A. de C.V. and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures).  Also included in the proposed sale is intellectual property relating to both our building and construction products and our Elemix® concrete additive.  We anticipated that the sale would be completed in the third quarter; however, final negotiations are still in progress.  Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented.

Summarized financial information for SYNTHEON is shown below:

	Three Months Ended			Nine Months Ended
	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jul. 1–Jul. 5 2009	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jan. 1–Jul. 5 2009
(unaudited, millions of U.S. dollars)	Successor		Predecessor	Successor		Predecessor
Total revenues	$11	$6	$—	$25	$6	$12
Loss from discontinued operations before income taxes	$(6)	$(4)	$—	$(11)	$(4)	$(8)
Income tax expense	—	—	—	—	—	—
Loss from discontinued operations, net of income taxes	$(6)	$(4)	$—	$(11)	$(4)	$(8)

	Sep. 30	Dec. 31
(unaudited, millions of U.S. dollars)	2010	2009
Current assets
Cash and cash equivalents	$4	$2
Accounts receivable	11	9
Inventories	3	3
Prepaid expenses and other assets	1	1
Current assets held for sale	$19	$15

Non-current assets
Intangible assets, net	$1	$1
Property, plant, and equipment, net	9	7
Non-current assets held for sale	$10	$8

Current liabilities
Bank loans	$—	$1
Accounts payable and accrued liabilities	11	6
Liabilities associated with assets held for sale	$11	$7

3.     IPIC Acquisition

On July 6, 2009, IPIC acquired 100% of NOVA Chemicals outstanding common shares for consideration of $6.00 per share.  We elected to use push-down accounting under CICA 1625, Comprehensive Revaluation of Assets and Liabilities, and as a result, the prior year amounts in these interim consolidated financial statements have been prepared to reflect the purchase price adjustments arising from this transaction.  The IPIC acquisition was accounted for in accordance with CICA 1582, Business Combinations. The effects of these adjustments on shareholders’ equity accounts can be seen on the face of the Consolidated Statements of Changes in Shareholders’ Equity.

During the fourth quarter of 2009, we adjusted our third quarter 2009 provisional valuation. As a result, the fair value assigned to certain assets and liabilities including inventory, intangible assets, property, plant and equipment, future income taxes and certain long-term liabilities were adjusted.  This also changed the allocations of purchase price and changed the bargain purchase option from $906 million at September 30, 2009 to $929 million at December 31, 2009.  The impact of adjustments made during the further quarter of 2009 had no material effect on net income (loss) previously reported.  Refer to Note 3 of the 2009 annual report on Form 20-F for details.

4.     Long-Term Debt

(unaudited, millions of U.S. dollars, unless otherwise noted)	Maturity		Sep. 30 2010	Dec. 31 2009
Revolving credit facilities	2011-2015	(1)	$—	$—
Unsecured debentures and notes
$250 Canadian	2010	(2)	$—	$234
$400	2012	(2)	386	378
$400	2013	(2)	352	342
$350	2016	(2)	341	340
$350	2019	(2)	340	339
$100	2025	(2)	76	76
			$1,495	$1,709
Preferred shares/total return swap	2010		—	75
Other unsecured debt	2010-2020		39	40
Total			$1,534	$1,824
Less long-term debt due within one year			(11)	(312)
Long-term debt			$1,523	$1,512

(1)   As of September 30, 2010, four facilities totaling $540 million:  $20 million due September 20, 2015 ($100 million once fully funded, see below), $350 million due November 17, 2012, $100 million due March 20, 2011, and $70 million (tranches: $30 million due September 20, 2011 and $40 million due September 20, 2013).

(2)   Callable at the option of the Company at any time.

We have four revolving credit facilities totaling $540 million as of September 30, 2010 (three totaling $520 million as of June 30, 2010 and four totaling $615 million as of December 31, 2009).  As of September 30, 2010 and December 31, 2009, we had utilized $49 million and $51 million, respectively, of our revolving credit facilities.

On September 8, 2010, we entered into a new bilateral credit facility for $100 million with a maturity date of September 20, 2015.  As of September 30, 2010, the available commitment under the $100 million facility was $20 million and was undrawn.  As of November 12, 2010, the entire $100 million is available and undrawn.

On October 28, 2010 we amended our senior secured revolving credit facility to extend the maturity date out one year to November 17, 2013 and increase the size from $350 million to $425 million.

As of November 12, 2010 we have four revolving credit facilities totaling $695 million, up from $540 million on September 30, 2010 after the new $100 million bilateral facility was made completely available to us and after upsizing the senior secured revolving credit facility.

On August 30, 2010, we repaid our Canadian $250 million 7.85% notes using cash-on-hand.  Foreign currency forwards, entered into in January 2010, to lock in this payment at U.S. $237 million also settled on August 30, 2010.

On March 31, 2010, the $75 million total return swap terminated and was repaid using cash on hand.  The associated Series A preferred shares of our subsidiary, NOVA Chemicals Inc., were returned to NOVA Chemicals Inc. and cancelled.

On March 20, 2010, $95 million of the undrawn bilateral credit facilities expired and were not extended.

In October 2009, we issued $350 million of 8.375% senior notes due 2016 (unregistered 2016 Notes) and $350 million of 8.625% senior notes due 2019 (unregistered 2019 Notes) in a transaction exempt from registration under the Securities Act of 1933, as amended.  On April 12, 2010, we registered $350 million of 8.375% senior notes due 2016 (2016 Notes) and $350 million of 8.625% senior notes due 2019 (2019 Notes) with the U.S. Securities and Exchange Commission.  On May 12, 2010, we completed an exchange offer, which resulted in $345 million of the unregistered 2016 Notes and $344.7 million of the unregistered 2019 Notes being exchanged for the same amount of registered and freely tradable 2016 and 2019 Notes.

The senior secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance.  The covenants require a maximum Senior Debt-to-Cash Flow ratio of 3:1 computed on a rolling 12-month basis and a Debt-to-Capitalization ratio not to exceed 60%.  We were in compliance with these covenants on September 30, 2010.

5.              Interest Expense

	Three Months Ended			Nine Months Ended
Components of interest expense	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jul. 1–Jul. 5 2009	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jan. 1–Jul. 5 2009
(unaudited, millions of U.S. dollars)	Successor		Predecessor	Successor		Predecessor
Interest on long-term debt	$39	$28	$—	$124	$28	$73
Interest on securitizations and other	8	10	—	28	10	25
Gross interest expense	47	38	—	152	38	98
Interest income	(1)	(1)	—	(4)	(1)	(4)
Interest expense, net	$46	$37	$—	$148	$37	$94

6.              Restructuring Charges

There were no restructuring charges in 2010.

During the period July 6 to September 30, 2009, we recorded $18 million before-tax ($14 million after-tax) of restructuring charges as follows:

•                  $18 million of severance and other employee related costs due to restructuring activities across the Company.  As of September 30, 2010, substantially all of these costs have been paid.

During the period January 1 to July 5, 2009, we recorded $42 million before-tax ($42 million after-tax) of restructuring charges as follows:

•                  $31 million related to our decision to exit the DYLARK® engineering resin business.  The restructuring charge included $3 million for severance and other employee related costs, all of which have been paid to employees as of September 30, 2010

•                  $10 million of severance and other employee costs related to the continued restructuring of our Performance Styrenics segment (of which $7 million has been paid as of September 30, 2010); and

•                  $1 million for pension plan settlement charges incurred by the INEOS NOVA joint venture.

7.              Income Taxes

	Three Months Ended			Nine Months Ended
	Sep. 30 2010	Jul. 6–Sep. 30 2009 Restated (1)	Jul. 1–Jul. 5 2009 Restated (1)	Sep. 30 2010	Jul. 6–Sep. 30 2009 Restated (1)	Jan. 1–Jul. 5 2009 Restated (1)
(unaudited, millions of U.S. dollars)	Successor		Predecessor	Successor		Predecessor
Income (loss) from continuing operations before income taxes	$77	$(17)	$(38)	$294	$(17)	$(294)
Statutory income tax rate	28.0%	29.0%	29.0%	28.0%	29.0%	29.0%
Computed income tax expense (recovery)	$21	$(5)	$(11)	$82	$(5)	$(85)
Increase (decrease) in taxes resulting from:
Permanent difference on capital gains and losses	(1)	3	—	5	3	8
Foreign tax rates	(2)	(1)	1	(5)	(1)	2
Increase (decrease) in valuation allowance	—	(5)	6	3	(5)	12
Other	(1)	6	(1)	(1)	6	—
Income tax expense (recovery)	$17	$(2)	$(5)	$84	$(2)	$(63)
Current income tax expense (recovery)	$13	$3	$(1)	$75	$3	$(69)
Future income tax expense (recovery)	4	(5)	(4)	9	(5)	6
Income tax expense (recovery)	$17	$(2)	$(5)	$84	$(2)	$(63)

(1)   Restated for discontinued operations.  See Note 2.

8.              Pensions and Other Post-Retirement Benefits

The total defined benefit cost related to pension benefits recognized in the three month period ended September 30, 2010 and the periods July 6 to September 30, 2009 and July 1 to July 5, 2009 was $8 million, $7 million, and $0 million, respectively.  The total defined benefit cost related to pension benefits recognized during the nine months ended September 30, 2010 and the periods July 6 to September 30, 2009 and January 1 to July 5, 2009 was $17 million, $7 million, and $28 million, respectively. The defined benefit cost recognized during the first quarter of 2009 and second quarter of 2009 includes settlement charges of $8 million and $7 million, respectively, which were triggered by lump-sum distributions.

The total defined benefit cost related to other post-retirement benefits recognized in the three month period ended September 30, 2010 and the periods July 6 to September 30, 2009 and July 1 to July 5, 2009 was $2 million, $2 million, and $0 million, respectively.  The total defined benefit cost related to other post-retirement benefits recognized during the nine months ended September 30, 2010 and the periods July 6 to September 30, 2009 and January 1 to July 5, 2009 was $8 million, $2 million, and $3 million, respectively.

The expected long-term rate of return on plan assets is 7.5% in 2010 and 2009.

Employer Contributions

We contributed $6 million during the quarter ending September 30, 2010 and $8 million and $0 million during the periods July 6 to September 30, 2009 and July 1 to July 5, 2009, respectively, to our defined benefit pension plans.  We contributed $3 million during the quarter ending September 30, 2010 and $3 million and $0 million during the periods during the July 6 to September 30, 2009 and July 1 to July 5, 2009, respectively, to our defined contribution plans.  We contributed $31 million, $8 million, and $18 million during the nine months ended September 30, 2010 and the periods July 6 to September 30, 2009 and January 1 to July 5, 2009, respectively, to our defined benefit pension plans.  We contributed $9 million, $3 million, and $7 million during the nine months ended September 30, 2010 and the periods July 6 to September 30, 2009 and January 1 to July 5, 2009, respectively, to our defined contribution plans.

For the year ending December 31, 2010, funding for the defined benefit plans is expected to range between $35 and $38 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and obligations. Contributions to defined contribution plans for 2010 are expected to be $12 million.

The Patient Protection and Affordable Care Act (PPACA) was signed into law on March 23, 2010, and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) was signed into law, which amends certain aspects of the PPACA. Among other things, the PPACA reduces the tax benefits available to an employer that receives the Medicare Part D subsidy.  This change did not have a material impact for us.  The PPACA and HCERA (collectively referred to as the Act) will have both immediate and long-term ramifications for many employers that provide retiree health benefits.  These implications are difficult to determine until more guidance is received.

9.  Segmented Information

Refer to pages F-63 through F-67 of the Consolidated Financial Statements for the year ended December 31, 2009, in the 2009 annual report on Form 20-F for the description of each segment and accounting policies for segment reporting.  Mark-to-market adjustments on our open feedstock derivative positions are recorded as part of Corporate results until the positions are realized.  Once realized, any income effects are recorded in business results.

The following tables provide information for each segment.

	Three Months Ended			Nine Months Ended
	Sep. 30 2010	Jul. 6–Sep. 30 2009 Restated (1)	Jul. 1–Jul. 5 2009 Restated (1)	Sep. 30 2010	Jul. 6–Sep. 30 2009 Restated (1)	Jan. 1–Jul. 5 2009 Restated (1)
(unaudited, millions of U.S. dollars)	Successor		Predecessor	Successor		Predecessor
Revenue from continuing operations
Joffre Olefins	$326	$260	$10	$1,119	$260	$503
Corunna Olefins	435	266	10	1,492	266	437
Polyethylene	480	382	14	1,474	382	698
Performance Styrenics	75	62	2	229	62	93
INEOS NOVA Joint Venture	368	311	12	1,132	311	552
Corporate	—	—	—	—	—	—
Eliminations	(296)	(232)	—	(1,087)	(232)	(424)
	$1,388	$1,049	$48	$4,359	$1,049	$1,859

Operating income (loss) from continuing operations
Joffre Olefins	$69	$57	$—	$288	$57	$87
Corunna Olefins	8	(23)	—	120	(23)	(78)
Polyethylene	55	75	—	178	75	42
Performance Styrenics	2	4	—	1	4	(19)
INEOS NOVA Joint Venture	17	5	—	28	5	6
Corporate	(28)	(101)	(45)	(116)	(101)	(236)
Eliminations	7	3	—	(10)	3	(8)
Total operating income (loss) from continuing operations	$130	$20	$(45)	$489	$20	$(206)
Interest expense, net	(46)	(37)	—	(148)	(37)	(94)
Other (losses) gains, net	(7)	—	7	(47)	—	6
Income tax (expense) recovery	(17)	2	5	(84)	2	63
Net income (loss) from continuing operations	$60	$(15)	$(33)	$210	$(15)	$(231)

Capital Spending
Joffre Olefins	$7	$1	$—	$13	$1	$3
Corunna Olefins	6	5	—	15	5	8
Polyethylene	24	14	—	54	14	24
Performance Styrenics	2	2	—	3	2	—
INEOS NOVA Joint Venture	3	1	—	9	1	3
	$42	$23	$—	$94	$23	$38

(1)   Restated for discontinued operations.  See Note 2.

	Three Months Ended			Nine Months Ended
	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jul. 1–Jul. 5 2009	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jan. 1–Jul. 5 2009
(unaudited, millions of U.S. dollars)	Successor		Predecessor	Successor		Predecessor
Depreciation and amortization
Joffre Olefins	$37	$39	$—	$107	$39	$33
Corunna Olefins	5	7	—	14	7	32
Polyethylene	22	17	—	56	17	37
Performance Styrenics	1	3	—	2	3	12
INEOS NOVA Joint Venture	1	—	—	3	—	13
Corporate	2	2	—	6	2	3
	$68	$68	$—	$188	$68	$130

(unaudited, millions of U.S. dollars)	Sep. 30 2010	Dec. 31 2009
Assets
Joffre Olefins	$2,502	$2,566
Corunna Olefins	415	540
Polyethylene	1,541	1,543
Performance Styrenics	132	133
INEOS NOVA Joint Venture	231	229
Corporate	626	525
Eliminations	—	(3)
	$5,447	$5,533

10.  Contingencies

We are involved in litigation from time-to-time in the ordinary course of business.  Among these items is a claim by Dow Chemical Canada ULC and its European affiliate (collectively Dow) concerning our third ethylene plant at our Joffre site. The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted Dow’s application to amend its amended statement of claim to update their damage claims and add new claims.  Accordingly, the amount of Dow’s claim is now approximately $300 million.  We initially counterclaimed in the same action for approximately $300 million.  We have filed our amended statement of defense and counterclaim.  The amount of our counterclaim is now approximately $700 million.  Because of the inherent uncertainties of litigation, there can be no assurance on the outcome of any litigation.  No amount has been accrued on September 30, 2010 with respect to this claim.

In 2005, the Dow Chemical Company (Dow Chemical) filed a complaint against NOVA Chemicals for alleged patent infringement.  The complaint, filed in the Federal District Court in Delaware, alleged that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents.  In June 2010, a jury trial took place resulting in a June 15, 2010, verdict against us which awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009.  On July 30, 2010, the court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million.  In a subsequent bench trial, the judge ruled that Dow Chemical had standing to bring the suit, holding that Dow Chemical continuously owned the patents in suit.

Following the jury verdict, both parties filed certain motions with the District Court in Delaware, including a motion by Dow Chemical seeking a permanent injunction to require us to stop importing and selling certain sLLDPE grades of SURPASS resin in the United States.  Given the substantial issues for appeal, including the question of Dow Chemical’s standing in the case, the short unexpired term of the patents and the possibility that we will prevail on appeal, the court was not persuaded that entry of a permanent injunction would serve the parties or the public interest and the judge denied Dow Chemical’s motion for a permanent injunction.  Accordingly, the court’s order permits NOVA Chemicals to sell the alleged infringing grades of our SURPASS resin to existing customers in the United States.

We have appealed the verdict to the Court of Appeals for the Federal Circuit in Washington, D.C. on several grounds.  To stay execution (i.e., collection) of the money judgment pending the outcome of the appeal, we posted a bond in the amount of the jury verdict plus pre-judgment interest as awarded by the court, post-judgment interest at a prescribed statutory rate and costs as determined by the court.  The bond is secured with cash collateral in the amount of $85 million, which is reported as restricted cash on the balance sheet and impacts our liquidity.

Until the earlier of the resolution of the appeal or the expiration of the patents (October 2011), we will accrue an amount to reflect the sales of the alleged infringing grades of SURPASS resin in the United States. Therefore, $87 million has been accrued as of September 30, 2010 with respect to this claim, which represents the $76 million award plus $11 million based on sales and interest for the first nine months of 2010.  See Note 12.

11.  Financial Risk Management

Foreign Exchange Risk Management

We have established and continue to use a policy that provides a framework for foreign currency management and hedging strategies and defines approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with our foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out our cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into our functional currency are generally not hedged; however, we may hedge this risk under certain circumstances. To address the risks associated with having the U.S. dollar as our functional currency, we:

•                  Entered into a series of foreign currency forwards in January 2010, to hedge the foreign currency exposure on the Canadian $250 million 7.85% notes that became due in August 2010. The foreign currency forwards locked in repayment of the Canadian $250 million 7.85% notes at U.S. $237 million.  On August 30, 2010, we repaid the Canadian $250 million 7.85% notes for U.S. $237 million, and the related foreign currency forwards settled  The forwards substantially offset the foreign exchange exposure on the notes for the three months and nine months ended September 30, 2010.

Commodity Price Risk Management

We sometimes use commodity-based derivatives to manage exposure to price fluctuations on crude oil, refined products and natural gas transactions.  The instruments are used to moderate the risk of adverse short-term price movements.  We limit our positions in futures markets to proprietary feedstock requirements and do not use derivative instruments for speculative purposes. During the third quarter of 2010, we entered into fixed price contracts for natural gas transactions.  The unrealized mark-to-market was not material for the three months ended September 30, 2010.

12.  Other (Losses) Gains, Net

In the third quarter of 2010, we recognized a $7 million loss (before-tax), $6 million of which is due to the accrual of damages on third quarter 2010 sales of alleged infringing grades of  our SURPASS resin plus interest and other costs related to the Dow Chemical complaint for alleged patent infringement.

In the second quarter of 2010, we recognized an $84 million loss (before-tax) related to a jury’s verdict that NOVA Chemicals infringed Dow Chemical’s patents, resulting in awarded damages in the amount of $61.8 million, plus interest of $14.3 million, as well as amounts based on sales for the first half of 2010 of $8 million.  See Note 10.

In the first quarter of 2010, we recognized a $45 million gain (before-tax) related to an arbitration award which resulted from an insurance claim involving our Corunna facility that dated back to 2005.

13.  Reconciliation to United States Generally Accepted Accounting Principles

	Three Months Ended			Nine Months Ended
	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jul. 1–Jul. 5 2009	Sep. 30 2010	Jul. 6–Sep. 30 2009	Jan. 1–Jul. 5 2009
(unaudited, millions of U.S. dollars)	Successor		Predecessor	Successor		Predecessor
Net income (loss) in accordance with Canadian GAAP	$54	$(19)	$(33)	$199	$(19)	$(239)
Stock-based compensation (1)	—	—	—	—	—	(1)
Net income (loss) in accordance with U.S. GAAP	$54	$(19)	$(33)	$199	$(19)	$(240)

Comprehensive income (loss) in accordance with Canadian GAAP	$61	$(11)	$(33)	$196	$(11)	$(235)
Stock-based compensation	—	—	—	—	—	(1)
Pension liability adjustments (net of tax of $-, $-, $-, $-, $-, and $(26), respectively) (2)	—	—	—	—	—	(45)
Comprehensive income (loss) in accordance with U.S. GAAP	$61	$(11)	$(33)	$196	$(11)	$(281)

	Sep. 30 2010	Dec. 31 2009 (3)
Accumulated other comprehensive income in accordance with U.S. GAAP
Unrealized gain on translation of self-sustaining foreign operations	$2	$5
Pension liability adjustment (2)	7	7
	$9	$12

Balance sheet in accordance with U.S. GAAP (4)
Current assets (3)	$1,242	$1,325
Intangibles and other assets (3)	693	638
Property, plant and equipment, net	3,512	3,570
Current liabilities	(596)	(997)
Long-term debt	(1,523)	(1,512)
Deferred income taxes (1), (2), (5)	(790)	(770)
Deferred credits and long-term liabilities (1), (2), (5)	(542)	(454)
Shareholders’ equity (1), (2), (5)	$1,996	$1,800

Certain comparative figures have been restated to conform with the current periods’ presentation. There are no material reconciling items between Canadian GAAP and U.S. GAAP with respect to information in the consolidated statements of cash flows during the three and nine months ended September 30, 2010 or the periods July 6 to September 30, July 1 to July 5, and January 1 to July 5, 2009.

(1)                                  Stock-Based Compensation.  Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked to market based on intrinsic value.  U.S. GAAP, Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, Compensation — Stock Compensation, requires the share-based compensation transactions be accounted for using a fair-value based method, such as the Black Scholes method.  The fair value of awards classified as liability instruments must be re-measured subsequently at each reporting date through the settlement date.  Changes in fair value during the requisite service period will be recognized as compensation cost over that period.  All stock-based compensation plans were terminated upon closing of the IPIC transaction.

(2)                                  Pension Liability Adjustment.  Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 715, Compensation—Retirement Benefits, requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income (loss). On September 30, 2010, our FASB ASC Section 715-20-55 pension and post-retirement liability remained unchanged at $7 million. For the periods January 1 to July 5, 2009 and July 6 to September 30, 2009, we increased our FASB ASC Section 715-20-55 pension and post retirement liability by $71 million and $0 million, resulting in a charge of $45 million and $0 million (net of tax) to OCI. As a result of push-down accounting in connection with the IPIC acquisition, all previously unrecognized FASB ASC Section 715-20-55 amounts were recorded on the Canadian GAAP consolidated balance sheet at July 6, 2009.

(3)                                  Special Purpose Entities.  On January 1, 2010, we adopted Accounting Standards Update (“ASU”) No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities, and ASU No. 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets.  The Updates remove the concept of a qualifying special-purpose entity and therefore remove the exception from consolidating qualifying special-purpose entities under Consolidations (Topic 810) and clarify that the objective is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets.  As a result of these Updates, beginning January 1, 2010, we have consolidated a special purpose entity used by one of our securitization programs.  The December 31, 2009 U.S. GAAP balance sheet has been restated resulting in an increase in Current assets of $15 million, and a decrease in Intangibles and other assets of $15 million.  There was no material impact to January 1, 2009 retained earnings or U.S. GAAP net income (loss) during the three and nine month periods ended September 30, 2010 or the periods July 6 to September 30, 2009, July 1 to July 5, 2009, or January 1 to July 5, 2009.

(4)                                  Joint Ventures.  We account for our interests in joint ventures using the proportionate consolidation method under Canadian GAAP.  As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made.  The equity method would not result in any changes in our net income (loss) or shareholders’ equity; however, all assets, liabilities, revenue, expenses and most cash flow items would decrease when compared to the amounts that are presented using proportionate consolidation.

(5)                                  Income Taxes.  FASB ASC Section 740-10-25, Income Taxes — Overall — Recognition, clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized.  An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position.  We have a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments.  We assess this reserve from time to time for adequacy and during the first quarter of 2009, the reserve was increased by $1 million to $20 million. During the second quarter of 2009 and the periods July 1 to July 5, 2009 and July 6 to September 30, 2009, no change to the liability for uncertain tax positions was necessary. During 2010, no changes to the liability for uncertain tax positions were necessary and the reserve remained at the December 31, 2009 balance of $44 million.  It is our policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense.  On September 30, 2010, we had approximately $4 million accrued for the payment of interest.

14.  Subsequent Events

On October 31, 2010, we and INEOS entered into an agreement providing for the acquisition by INEOS of 100% of our equity interest in the INEOS NOVA joint venture.  The negotiated purchase price is subject to several deductions.  Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture’s net indebtedness and some of which will be calculated as of the closing date, such as certain pension and other liabilities.  We do not expect to record a material gain or loss related to this transaction.  We expect the transaction to close in the first quarter of 2011, subject to receipt of regulatory approvals, required consents and other customary closing conditions.

On September 8, 2010, we entered into a new bilateral credit facility for $100 million with a maturity date of September 20, 2015.  As of September 30, 2010, the available commitment under the $100 million facility was $20 million and was undrawn.  As of November 12, 2010, the entire $100 million is available and undrawn.

On October 28, 2010 we amended our senior secured revolving credit facility to extend the maturity date out one year to November 17, 2013 and increase the size from $350 million to $425 million.

As of November 12, 2010 we have four revolving credit facilities totaling $695 million, up from $540 million on September 30, 2010 after the new $100 million bilateral facility was made completely available to us and after upsizing the senior secured revolving credit facility.

In October 2010, the INEOS NOVA joint venture entered into a second North American accounts receivable securitization program for $40 million.  The agreement was signed and funded on October 22, 2010 and expires one year from that date.

Forward-Looking Information

This earnings report contains forward-looking information with respect to NOVA Chemicals.  By its nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such forward-looking information.

The words “believe,” “expect,” “plan,” “intend,” “estimate,” or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking information.  Specific forward-looking information contained in this earnings report includes, among others, statements regarding:  the sale of our equity interest in the INEOS NOVA joint venture including our expectations regarding closing of the transaction and its financial impact; the planned sale of our SYNTHEON business; our expectations regarding expanded capacity and production of new, higher value polyethylene products at our Mooretown facility; our expectation that the flows of natural gas across the Alberta border will decline in 2010 versus 2009; and our expectations with respect to the funding of and contributions to our defined benefit and defined contribution plans.  Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on March 15, 2010 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov.  Readers are specifically referred to those documents.

Our forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this earnings report, and except as required by applicable law, we undertake no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Trademark Information

is a registered trademark of NOVA Brands Ltd.; authorized use.

SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

Elemix® and Dylark® are registered trademarks of NOVA Chemicals Inc.

INVESTOR INFORMATION

Contact Information
Phone:	(403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet:	www.novachemicals.com	E-Mail: invest@novachem.com

NOVA Chemicals Corporation
1000 Seventh Avenue S.W., P.O. Box 2518
Calgary, Alberta, Canada T2P 5L5

Investor Relations – Pace Markowitz (412) 490-4952
Media Relations – Wendy Lomicka (412) 490-4292

NOVA Chemicals files additional information with Canadian securities administrators.  This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com.  This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Any questions and requests for assistance in surrendering certificates representing shares of NOVA Chemicals in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company at 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9; telephone:  (416) 643-5500; e-mail: inquiries@cibcmellon.com.

If any registered holder of common shares fails to surrender to the depositary the certificates formerly representing common shares, together with such other documents required to entitle the holder to receive payment for his/her/its common shares, on or before July 6, 2015, such certificates will cease to represent a claim by or interest of any kind of a holder, and the payment to which the former holder was entitled will be deemed to have been surrendered and forfeited to IPIC for no consideration.